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  As filed with the U.S. Securities and Exchange Commission on November 6, 2003
                                                       Registration No.  333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                               -------------------
                         SHIRE PHARMACEUTICALS GROUP PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10081
                            Telephone (212) 623-0636
          (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                              --------------------
                              William Alfred Nuerge
                              One Riverfront Place
                             Newport, Kentucky, 41071
                               Tel: (859) 669 8000
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600


         It is proposed that this filing become effective under Rule 466
                                 [X] immediately upon filing
                                 [ ] on (Date) at (Time)

  If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==============================================================================================================================
              Title of each class of                    Amount       Proposed maximum    Proposed maximum       Amount of
           Securities to be registered             to be registered  aggregate price    aggregate offering   registration fee
                                                                       per unit (1)         price (2)
------------------------------------------------------------------------------------------------------------------------------

American Depositary Shares evidenced by American      50,000,000          $5.00             $2,500,000           $203
Depositary Receipts, each American Depositary          American
Share representing three ordinary shares of Shire     Depositary
Pharmaceuticals Group plc                               Shares
==============================================================================================================================

(1)      Each Unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.





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                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-------------------------------------------------------------------    ---------------------------------------------------
(1)   Name and address of Depositary                                   Introductory paragraph

(2)   Title of American Depositary Receipts and identity of            Face of American Depositary Receipt, top center
      deposited securities

      Terms of Deposit:
      (i)     Amount of deposited securities represented by one        Face of American Depositary Receipt, upper right
              unit of American Depositary Shares                       corner

      (ii)    Procedure for voting, if any, the deposited              Paragraph (12)
              securities

      (iii)   Collection and distribution of dividends                 Paragraphs (4), (5), (7) and (10)

      (iv)    Transmission of notices, reports and proxy               Paragraphs (3), (8) and (12)
              soliciting material

      (v)     Sale or exercise of rights                               Paragraphs (4), (5) and (10)

      (vi)    Deposit or sale of securities resulting from             Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization

      (vii)   Amendment, extension or termination of the               Paragraphs (16) and (17)
              Deposit Agreement

      (viii)  Rights of holders of receipts to inspect the             Paragraph (3)
              transfer books of the Depositary and the list of
              Holders of receipts

      (ix)    Restrictions upon the right to deposit or                Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the Depositary          Paragraph (14)

(3)   Fees and Charges                                                 Paragraph (7)




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Item 2.  AVAILABLE INFORMATION

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
                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
------------------------------------------------------------------     -----------------------------------------------------
(b)      Statement that Shire Pharmaceuticals Group plc is subject     Paragraph (8)
         to the periodic reporting requirements of the Securities
         Exchange Act of 1934 and, accordingly, Files certain reports with the Securities and Exchange Commission and that such
         reports can be inspected by holders of American Depositary
         Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.





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                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a)(1) Deposit Agreement. Deposit Agreement dated as of March 20, 1998 among Shire Pharmaceuticals Group plc, JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement") is filed herewith as Exhibit
              (a)(1).

     (a)(2) Form of ADR. The form of American Depositary Receipt is filed herewith as Exhibit (a)(2).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)      Certification under Rule 466. Filed herewith as Exhibit (e).

     (f)      Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.





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                                    SIGNATURE



     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 5, 2003.



                              Legal entity created by the form of
                              Deposit Agreement for the issuance
                              of ADRs evidencing American
                              Depositary Shares



                              By:     JPMORGAN CHASE BANK, as Depositary



                              By:     /s/Joseph M. Leinhauser
                                      ----------------------------------
                              Name:   Joseph M. Leinhauser
                              Title:  Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Shire Pharmaceuticals Group plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on November 5, 2003.



                                   SHIRE PHARMACEUTICALS GROUP PLC


                              By:     /s/Matthew Emmens
                                      ------------------------------------
                              Name:    Matthew Emmens
                              Title:   Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Matthew Emmens and Angus Russell, and each of them acting individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.





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         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of November 5, 2003.


                      Signature                                       Title
                      ---------                                       ------
           /s/Matthew Emmens                             Chief Executive
           --------------------------------              (Principal executive officer)
                   Matthew Emmens


           /s/Dr. James Cavanaugh                        Chairman and Non-Executive Director
           --------------------------------
                 Dr. James Cavanaugh


           /s/Angus Russell                              Group Finance Director (Principal financial
           -------------------------------               officer and principal accounting officer)
                    Angus Russell


           /s/Wilson Totten                              Group R&D Director
           -------------------------------
                     Wilson Totten


           --------------------------------              Non-Executive Director
             The Hon. James Andrew Grant


           --------------------------------              Non-Executive Director
                   Ronald Nordmann


           /s/Dr. Barry Price                            Senior Non-Executive Director
           --------------------------------
                   Dr. Barry Price


           --------------------------------              Non-Executive Director
                   Robin Buchanan


           /s/William Alfred Nuerge                      Authorized Representative in the United States
           --------------------------------
                William Alfred Nuerge






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                                INDEX TO EXHIBITS

  Exhibit                                                                                    Sequentially
  Number                                                                                     Numbered Page
 --------                                                                                    --------------

(a)(1)        Deposit Agreement.

(a)(2)        Form of American Depositary Receipt

(d)           Opinion of Ziegler, Ziegler & Associates LLP, counsel to the
              Depositary, as to the legality of the securities to be registered.

(e)           Rule 466 certification
